[Cellu Tissue Holdings, Inc. Letterhead]

January 19, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, DC 20549-3561

Attention: Damon Colbert

Re:	Cellu Tissue Holdings, Inc.
Registration Statement on Form S-1
File No. 333-162543

Dear Mr. Colbert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cellu Tissue Holdings, Inc. (the “Company”), hereby requests acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-162543) to 1:00 p.m., Washington, D.C. time, on Thursday, January 21, 2010, or as soon thereafter as practicable.

In addition, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 19, 2010

Please call the undersigned at (770) 407-2169 or Tracy Kimmel of King & Spalding LLP at (212) 556-2294 if you have any questions.

Sincerely,

Cellu Tissue Holdings, Inc.

By:	/s/ W. Edwin Litton
W. Edwin Litton
General Counsel, Senior Vice
President, Human Resources and
Secretary

cc:	Tracy Kimmel
King & Spalding LLP